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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- _________.

This Form 6-K consists of the following exhibits attached hereto:

1.	Press release dated December 8, 2009, Relating to Yucheng Corporate Will Provide E-Banking ASP Services for 12 New Banks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: December 8, 2009	By:	/s/ Steve Dai
Name: Steve Dai
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1.	Press release dated December 8, 2009, Relating to Yucheng Corporate Will Provide E-Banking ASP Services for 12 New Banks

Yucheng Will Provide E-Banking ASP Services for
12 New Banks

BEIJING, December 8, 2009 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions to China's banking industry, today announced that it will provide its E-Banking ASP service to a consortium of 12 banks in China.

Yucheng’s E-Banking ASP is a significant milestone in the development of an outsourced hosted service model for the Chinese FinTech space because it demonstrates that banks are willing to conform to IT requirements and adopt best practices.  By providing limited customization of the platform, Yucheng is able to leverage standardized IT software and pooled hosting services to create economies of scale.

This unique delivery platform eliminates the need for high upfront costs for banks and allows Yucheng to extract recurring revenue streams.  Banks utilizing the platform will pay an annual access fee as well as fees per transaction conducted on the platform.

Yucheng now has contracts with 22 banks, of which 12 are already live on the system and another 4 are expected to launch by year-end.  As the consortium grows, new member banks will have access to Yucheng’s E-Banking ASP at the pre-negotiated group rates.

Yucheng’s E-Banking ASP is tailored to the needs of Rural Credit Unions and smaller City Commercial Banks, which require high-quality IT solutions to remain competitive.  The E-Banking ASP platform bundles a variety of banking services, such as personal and business account management, wire transfers, payment services, and enterprise cash management services.  In addition, the E-Banking ASP reduces the risks to banks of providing online banking services by ensuring not only that the solution remains current through system-wide upgrades, but also that the software has the latest security features to protect user information and bank data.

Mr. Weidong Hong, CEO and Chairman of Yucheng Technologies, stated, “With the addition of these 12 banks, we have achieved critical mass and proven that outsourced solutions are a viable alternative in the Chinese e-banking market.  We are intensifying the resources dedicated to this business and expect to see steadier growth in the future.”

E-Banking ASP is part of Yucheng’s Channel Solutions offerings, which enable banks to better communicate with and serve their customers. Yucheng launched its E-Banking ASP in March of 2008.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has approximately 2,200 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

For Further Information

Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward-looking statements are statements that are not historical facts.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words.  Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission.  The information set forth herein should be read in light of such risks.  Yucheng assumes no obligation to update the information contained in this press release.